PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 1, 1999)


                                 180,000 SHARES

                            Centennial Cellular Corp.

                              CLASS A COMMON STOCK


     We are one of the largest independent wireless telecommunications service providers in the United States and Puerto Rico with approximately 486,300 subscribers as of August 31, 1999.

     This Prospectus Supplement relates to the sale or other distribution of (i) up to 100,000 shares of our Class A Common Stock that we will issue to Allegan Cellular, L.P., a Delaware Limited Partnership (or its designee), as part of the consideration for our acquisition of the ownership interests in the Allegan partnership that owns the wireless telephone system serving the Allegan, Michigan rural service area and (ii) up to 80,000 shares of our Class A Common Stock that we will issue to Integrated Systems, Inc., a Delaware Corporation, as part of the consideration for our acquisition of all of the issued and outstanding shares of capital stock of Integrated Systems, which is engaged in the business of computer systems integration, consulting and sales, information systems consulting, software engineering and internet access and website development and design.

     We will not receive any portion of the proceeds from the re-sale of the shares by the selling shareholders.

     Our Class A Common Stock is traded in The Nasdaq Stock Market under the symbol CYCL. On October 29, 1999, the last reported sales price for our Class A Common Stock was $55 1/8.



          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
             SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE
             SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT
                 IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


                    This prospectus is dated November 1, 1999

                                   THE COMPANY

     We are one of the largest independent wireless communications providers in the United States and Puerto Rico. Our service areas have a total population of approximately 10.8 million, decreased by the percent of our subsidiaries serving those areas owned by third parties. For example, if a third party owns 40% of our subsidiary, the actual population of those areas served by that subsidiary will be decreased by 40% for our calculations. This adjusted population is commonly referred to as net pops. We had approximately 486,300 subscribers as of August 31, 1999. Our domestic operations serve 5.8 million net pops and its service area covers approximately 81,645 square miles. Our subsidiary in Puerto Rico provides wireless and traditional telephone services over a common communications network in Puerto Rico. Its licensed service areas cover 3.8 million net pops in Puerto Rico and the U.S. Virgin Islands. In addition, we own minority shares, representing approximately 1.2 million net pops, in other cellular operations controlled and managed by other cellular operators, referred to as minority cellular investment interests.

DOMESTIC CELLULAR SYSTEMS

     Our domestic consolidated systems are among the leading independent providers of rural wireless telecommunications services. We attempt to acquire cellular systems next to our existing markets. We focus on underdeveloped rural and small-city cellular areas that have a significant number of potential customers for wireless communications.

     Our domestic cellular interests consist primarily of three operating clusters:

     o MICHIANA CLUSTER contains approximately 3.4 million net pops in Michigan, Ohio and Indiana, covering portions of three major interstate highways that connect Chicago, Detroit and Indianapolis.

     o EAST TEXAS/LOUISIANA CLUSTER contains approximately 2.1 million net pops, covering portions of interstate highway I-10, as well as sections of Texas, Louisiana and Mississippi adjacent to Houston, New Orleans, Shreveport and Baton Rouge.

     o SOUTHWESTERN CLUSTER contains approximately 296,000 net pops, covering the Yuma, Arizona and El Centro, California markets and is bordered by Los Angeles to the northwest, San Diego to the west, Phoenix to the east and Mexicali, Mexico to the south.

PUERTO RICO SYSTEMS

     Our Puerto Rico business, which is conducted through our subsidiary in Puerto Rico, provides a broad range of wireless and traditional telephone services in the Commonwealth of Puerto Rico, an area covering approximately 3.8 million net pops. Our subsidiary in Puerto Rico owns its own communications network, making it a so-called "facilities-based" provider of communications services. It is

     o one of two providers of personal communications services in the Puerto Rico market,

     o a provider of wireless telephone services to both business and residential customers, and

     o a provider of local and long distance telephone services and data services through its subsidiary, Lambda Operations, Inc., which competes with the incumbent Puerto Rico Telephone Company.

     Our subsidiary in Puerto Rico offers wireless communications and traditional telephone services using its own switch and sophisticated fiber optic network, which contains over 314 miles of fiber laid throughout the island of Puerto Rico. The digital personal communications services network allows for coverage in most areas of Puerto Rico using its established base of 120 wireless antenna sites and digital technology to transmit its calls.


The address of our principal executive offices is 1305 Campus Parkway, Neptune, New Jersey 07753. Our telephone number is (732) 919-1000.

THE MERGER

     On January 7, 1999, we merged with CCW Acquisition Corp., a corporation formed at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P. As a result of the merger, a new group of equity investors acquired a 92.9% ownership interest in us. The remaining 7.1% interest is owned by public stockholders.

USE OF PROCEEDS

     We will not receive any proceeds from the re-sale of the shares by the selling shareholders.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares. Any of the following risks could have a material adverse impact on our business, financial condition or results of operations or on the value of the shares.


WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE.

     We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements. Our business operations have incurred net losses for each of the past five fiscal years, and we expect to report net losses for the foreseeable future due to increased interest payments and non-cash charges such as depreciation and amortization. In addition, prevailing economic conditions and financial, business and other factors in the markets we serve, many of which are beyond our control, will affect our ability to satisfy our debt obligations.

PAYMENT  OF OUR  DEBT  OBLIGATIONS  REDUCES  THE  CASH  AVAILABLE  TO USE IN OUR
BUSINESS.

     After the merger our total long term debt was significantly greater than before the merger. Our large amount of debt could adversely affect our business and you because we must use a substantial portion of our cash to pay our debt obligations. As a result, we have less cash to use in other areas of our business. In addition, our debt service obligations increase our vulnerabilities to:

     o    adverse economic and industry conditions;

     o interest rate increases because borrowings under our credit facility are at variable interest rates; and

     o competitive pressures, as many of our competitors will be less leveraged than we are.

     In addition, we may incur significantly more debt. This may further reduce the cash we have available to invest in our operations. If we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance, obtain additional financing or sell assets.

WE MAY BE ADVERSELY AFFECTED BY OUR COMPETITORS, MANY OF WHOM HAVE GREATER FINANCIAL RESOURCES THAN WE DO.

     Our principal business, wireless telephone service, is highly competitive. We compete with at least one wireless licensee in each geographic area. Most of these competitors are larger, have greater financial resources than we do and may be less leveraged than we are. We also face competition from paging companies, traditional telephone companies and resellers. The Federal Communications Commission ("FCC") requires all cellular and personal communication system operators to provide service on a nondiscriminatory basis to resellers. Resellers provide service to customers but do not hold an FCC license or own facilities to provide such services. Instead, a reseller buys blocks of cellular telephone numbers from a licensed carrier, usually at a discounted rate, and resells service to the public. Thus, a reseller may be both a customer of a cellular or personal communications services provider and also a competitor.

WE FACE INCREASED COMPETITION FROM ENTITIES USING COMMUNICATIONS TECHNOLOGIES COMPARABLE TO CELLULAR SERVICE.

     Competing technologies or any new technologies may provide significant competition for us. We cannot assure you that one or more of the technologies that we currently use in our business will not become inferior or obsolete at some time in the future. New technologies that are comparable to cellular service include:

     o    personal communications services ("PCS"),

     o    enhanced specialized mobile radio ("ESMR") and

     o    satellite-based services.

     Personal communications services refer to the series of two-way communication licenses recently awarded by the FCC which are expected to use digital wireless technologies. Many personal communication services licensees who will compete with us have access to substantial capital resources. In addition, many of these companies, or their affiliates, already operate large cellular telephone systems and thus bring significant wireless experience to this new marketplace.

     ESMR is a two-way wireless communications service that incorporates characteristics of cellular technology, including many low-power transmitters and connection with the network that provides traditional telephone services. ESMR service may compete with cellular service by providing digital communication technology, lower rates, enhanced privacy and additional features such as electronic mail and built-in paging. Nextel Communications, Inc. is the primary provider of such services today.

     The FCC has issued a number of licenses for satellite-based services that would enable subscribers to access mobile communications systems throughout the world. Additional proposals for the provision of satellite services remain pending with the FCC and foreign regulatory bodies must approve certain aspects of some satellite systems.

COMPETITION FROM OTHER WIRELESS AND TRADITIONAL TELEPHONE SERVICE PROVIDERS IN PUERTO RICO MAY REDUCE OUR MARKET SHARE AND ADVERSELY AFFECT PRICES.

     The market for wireless services is highly competitive in Puerto Rico. Competition from telecommunications providers may reduce our market share and have an adverse effect on our prices and profitability. Our main competitors for wireless services in the Puerto Rico market are Cellular Communications of Puerto Rico, Inc., the Puerto Rico Telephone Company and Telecorp. Both Cellular Communications and Puerto Rico Telephone Company were earlier entrants into the Puerto Rico wireless market and have greater resources than we do. Telecorp is a recent entrant into the Puerto Rico wireless market, providing personal communications services. Cellular Communications and the Puerto Rico Telephone Company offer cellular service based on both analog and digital technology and offer greater cellular capability than we do to their customers traveling outside Puerto Rico. We only offer digital service in Puerto Rico.

     We expect increased competition in the wireless market from other broadband personal communication services license holders. They include ClearComm L.P., which through a joint venture with Telefonica Larga Distancia ("TLD"), a subsidiary of Telefonica International S.A., is expected to enter the wireless market shortly. In June 1999, TeleCorp PCS Inc., an affiliate of AT&T Corp., doing business as SunCom, entered the Puerto Rico marketplace as the second PCS entrant.

     The Puerto Rico Telephone Company is also our primary competitor for traditional telephone service. GTE has bought a majority stake in the Puerto Rico Telephone Company and may make changes to improve its competitive position. Any increase in our market presence will depend upon our ability to obtain customers that are underserved by the Puerto Rico Telephone Company or looking for an alternative.


IF WE ARE SUCCESSFUL IN MAKING ACQUISITIONS, THE ACQUIRED PROPERTIES MAY ADVERSELY AFFECT OUR BUSINESS.

     We face risks that the systems we own and those we acquire in the future will not perform as expected and that such systems will not generate the returns necessary to repay the indebtedness incurred to acquire, or fund the capital expenditures needed to develop, the systems. We intend to expand our current business in adjacent areas through acquisition and also to acquire other small to mid-sized metropolitan service areas and strategic rural service areas that we believe are undervalued or underdeveloped or that possess traits that indicate high potential cellular use and superior financial performance.

     In addition, expansion of our operations may place a significant strain on our management, financial and other resources. Our ability to manage future growth will depend upon our ability to:

     o    monitor operations;

     o    control costs;

     o    integrate acquired properties;

     o    maintain effective quality controls; and

     o significantly expand our internal management, technical and accounting systems.

     Management of those areas will result in higher operating expenses. A failure to expand these areas or to implement and improve our systems, procedures and controls in an efficient manner and at a pace consistent with the growth of our business could have a material adverse effect on our business, prospects, operating results and ability to service our indebtedness, including the notes.

RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGES IN THE TELECOMMUNICATIONS INDUSTRY MAY ADVERSELY AFFECT US.

     We face rapid and significant changes in technology. New technologies may be protected by patents or other intellectual property laws and therefore may not be available. In particular, the wireless telecommunications industry is experiencing significant technological change, including:

     o the increasing pace of digital upgrades in existing analog wireless systems;

     o    evolving industry standards;

     o the allocation of new radio frequency spectrum in which to license and operate wireless services;

     o ongoing improvements in the capacity and quality of digital technology;

     o    shorter development cycles for new products and enhancements; and

     o    changes in end-user requirements and preferences.

     Like others in the industry, we are uncertain about the extent of customer demand as well as the extent to which airtime and monthly access rates may continue to decline. We cannot predict the effect of technological changes on our business, and it is possible that technological developments will have a material adverse effect on us.

WE MAY NOT BE ABLE TO MODIFY OUR BUSINESS TO COMPLY WITH REGULATORY CHANGES.

     The telecommunications industry is subject to federal and state regulation that is continually evolving. As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. There can be no assurance that we can do so in a cost-effective manner. Further, we cannot assure you that federal or state governments or the government of the Commonwealth of Puerto Rico will not make regulations or take other actions that might have a material adverse effect on our business. If the FCC allocates radio spectrum for services that compete with our business thereby introducing additional competitors, these changes could materially and adversely affect our business prospects, operating results or our ability to service our indebtedness.

     The FCC and state regulatory agencies continue to issue rules implementing the requirements of the 1996 Telecommunications Act. Such rules address obligations, which include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and other provisions of the 1996 Telecommunications Act and the FCC rules implementing the Telecommunications Act continue to be heavily debated and may have a material adverse impact on our business.

THE LOSS OF OUR LICENSES COULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE WIRELESS AND WIRELINE SERVICES.

     Cellular and personal communications services licenses are valid for 10 years from the effective date of the license. Failure to file for such renewal or failure to meet any licensing requirements could lead to a denial of the application and thus adversely effect our ability to continue to provide service in that license area. Licensees may renew their licenses for additional ten year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates.

     The FCC requires that our subsidiary in Puerto Rico cover at least one-third of the population of Puerto Rico in five years and two-thirds of the population in ten years under its B Block license for personal communication services. Failure to meet these build-out requirements could have a material effect on our ability to continue operations.

     Lambda Operations Corp., our wholly owned telephone subsidiary, is subject to the regulation of the Puerto Rico Telecommunications Board. The Puerto Rico

Telecommunications Board may determine that our subsidiary's rates are not cost based or its tariffs are not in the public interest. This determination could have a material adverse effect on our business and could result in the denial of our subsidiary's authorization to provide telephone service.

     Both the wireless and local telephone subsidiaries are subject to siting and zoning regulation which could materially affect our ability to build new sites and expand our coverage. All telecommunication providers are obligated to contribute to the federal universal service fund based upon a percentage of interstate and intrastate revenue. Universal service funds are used to provide local telephone service to individuals or families qualifying for federal assistance or households in areas not served by the local telephone company. Many states, including those we operate in, are implementing local universal service programs that would also require carriers to contribute additional funds.

OUR CELLULAR LICENSES MAY DECREASE IN VALUE, REDUCING THE ASSET BASE THAT SUPPORTS OUR DEBT.

     If the market value of our cellular licenses decreases significantly, we may realize a material loss upon the sale of any of our licenses and our ability to sell assets to repay debt would be significantly affected. A substantial portion of our assets consists of our interests in cellular licenses held by subsidiaries. The market for the purchase and sale of cellular licenses may not exist in the future or the values of our licenses in that market may fall. The future value of our interests in our cellular licenses will depend significantly upon the success of our business. Moreover, the transfer of interests in such licenses is subject to prior FCC approval, which may have the effect of reducing the value of the license.

BUSINESS AND ECONOMIC FACTORS, SEVERE WEATHER AND POLITICAL CONDITIONS IN PUERTO RICO MAY SIGNIFICANTLY AFFECT OUR OPERATIONS IN PUERTO RICO AND HURT OUR OVERALL PERFORMANCE.

     Our business in Puerto Rico is dependent on the business and economic conditions and consumer spending generally in Puerto Rico. If existing economic conditions in Puerto Rico were to deteriorate, the market for wireless or telephone services in Puerto Rico may grow more slowly or decline. This would have an adverse impact on our business in Puerto Rico and, because our Puerto Rico operations currently generate approximately 30% of our company's adjusted EBITDA, on our financial condition and results of operations generally. Adjusted EBITDA is defined, for any period, as earnings before income from minority cellular investment interests, allocations to minority interests in consolidated subsidiaries, interest expense, interest income, income taxes, depreciation and amortization, and gain on sale of assets, recapitalization costs and other non-recurring charges.

     In particular, our business in Puerto Rico may be materially adversely affected by events such as hurricanes, labor strikes and the like which affect Puerto Rico generally. Any change in Puerto Rico's political status with the U.S., or the ongoing debate on such status, could also affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico's governmental and political status is uncertain and, accordingly, we cannot assure you that such changes will not materially adversely affect our business and results of operations.

A SUBSTANTIAL INCREASE IN FRAUDULENT AND/OR UNBILLED USE OF OUR NETWORK WOULD AFFECT OUR BUSINESS OPERATIONS.

     We incur costs associated with unauthorized use of our network. Fraud adversely affects our business by increasing:

     o    interconnection costs;

     o    capacity costs;

     o    administrative costs;

     o    costs incurred for fraud prevention; and

     o    payments to other carriers for unbillable fraudulent roaming.

We cannot assure you that costs associated with unauthorized use of our cellular network will not become substantial in the future.

OUR RESULTS OF OPERATIONS MAY DECLINE BECAUSE OF A MARKET DECLINE IN ROAMING RATES AND OUR STRATEGY OF AGGRESSIVELY PRICING ROAMING RATES.

     We earn much of our revenue from customers of other wireless communications providers who enter our service areas and use their wireless phones. The use of wireless phones outside a subscriber's local area is commonly referred to as roaming. Roaming rates per minute under reciprocal roaming arrangements have declined over the last several years. We expect that such declines will continue for the foreseeable future. We have also implemented a strategy of aggressively pricing roaming rates to encourage other cellular and personal communications services providers to include portions of our service areas within their home calling regions and to discourage wireless providers from expanding the reach of their service into our service areas. Our results of operations may decline because the decline in roaming rates may not be offset by the decrease in roaming expenses we pay to other cellular and personal communication services providers for roaming changes incurred by our subscribers in other calling regions.

     OUR OPERATIONS IN PUERTO RICO MAY BE ADVERSELY AFFECTED IF CHANGES IN TAX BENEFITS AVAILABLE TO BUSINESSES IN PUERTO RICO CAUSE COMPANIES TO REDUCE THEIR BUSINESS ACTIVITIES IN PUERTO RICO.

     The demand for our services in Puerto Rico is significantly affected by the level of business activity in the island providing tax incentives for U.S. companies to operate in Puerto Rico and to reinvest the earnings from their Puerto Rico operations in Puerto Rico. As a result of a 1996 amendment to the Internal Revenue Code, the tax benefits available to corporations doing business in Puerto Rico phase out in annual increments through 2005. Consequently, such corporations may reduce or close their Puerto Rico operations and may reduce their re-investments in Puerto Rico. The changes may also reduce the incentives for new investments in Puerto Rico. Our business in Puerto Rico may be adversely affected by such changes in the tax law.

THE FAILURE OF OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES WITH WHOM WE DEAL TO RECOGNIZE THE YEAR 2000 COULD SIGNIFICANTLY DISRUPT OUR OPERATIONS, CAUSING A DECLINE IN CASH FLOW AND REVENUE AND OTHER DIFFICULTIES.

     The year 2000 issue is the result of many computer programs being written abbreviating dates by using two digits rather that four digits in the year field. As a result, unless corrected, a computer program that has date sensitive software may recognize a date using "00" in the year field as 1900 rather than the year 2000. This could result in system failures and errors causing disruptions to various aspects of our business, including computer systems, voice and data networks and building infrastructures.

     The failure of our computer systems to recognize the year 2000 may involve the interruption of telecommunications services and/or interruption of customer billing. Either or both of these events could have a material adverse effect on our financial condition, results of operations or cash flows.

     Most of our customer-related computer systems and databases, including our billing systems, are managed by third parties under contractual arrangements. In addition, our systems are interconnected with various networks and systems operated by third parties, including traditional land-based communications networks, long-distance networks, the networks of other wireless service providers as well as public utilities. The ability of our systems to operate, including the ability to provide wireless service, is dependent upon these third party networks and systems being year 2000 compliant. We cannot assure you that these third parties will have taken the necessary corrective actions prior to the year 2000.

OUR MANAGEMENT TEAM IS NEWLY-FORMED AND HAS NOT YET DEMONSTRATED ITS EFFECTIVENESS IN MANAGING CENTENNIAL.

     Michael J. Small 41, is President Chief Executive Officer and a director of Centennial. He joined Centennial upon the consummation of the merger. Prior to joining Centennial, Mr. Small served as Executive Vice President and Chief Financial Officer of 360 degrees Communications Company (now a subsidiary of ALLTEL Corporation) since 1995. Prior to 1995, he served as President of Lynch Corporation, a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services. Mr. Small has had no prior experience managing our operations.

     The loss of any of our senior management employees could have a material adverse effect on our company unless we can obtain a suitable replacement in a timely manner. We have employment contracts with numerous members of senior management, including Mr. Small, whose contract expires on September 30, 2002, and Peter Chehayl, who became Senior Vice President and Chief Financial Officer following the merger. In the event of vacancies in senior management, the commitment of additional time and resources toward recruitment, hiring and training to fill such positions, could result in a material adverse effect on our business, prospects, operations or results of operations. If management vacancies are not filled, or if our executive officers do not achieve their management objectives in a timely manner, our business, prospects, operating results and ability to service our indebtedness may be materially adversely affected.

A GROUP OF AFFILIATED STOCKHOLDERS CONTROL THE VOTING POWER OF CENTENNIAL WHICH MAY HAVE INTERESTS ADVERSE TO THE OTHER HOLDERS OF OUR STOCK.

     Welsh Carson VIII, certain of its affiliates and certain other equity investors hold 92.9% of Centennial's outstanding shares of common stock. Accordingly, these equity investors, directly or indirectly, control our company and have the power to elect all of our directors, appoint new management and approve or reject any action requiring the approval of stockholders, including adopting amendments to our charter and approving mergers and sales of all or substantially all of our assets. The equity investors may make decisions that are adverse to your interests. In addition, the existence of a controlling stockholder may have the effect of making it difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Centennial common stock.

A PORTION OF OUR OPERATIONS ARE CONDUCTED THROUGH PARTNERSHIPS IN WHICH WE HAVE A MINORITY INTEREST. WE DO NOT CONTROL SUCH OPERATIONS AND ARE SUBJECT TO CAPITAL CALLS MADE BY THE CONTROLLING PARTNER.

     We have a limited ability to direct the operation of any system conducted through a partnership in which we hold a minority investment as a limited partner. In addition, these investment partnerships are entitled to make certain demands for capital contributions, including to complete acquisitions by the limited partnerships. If we do not meet such a capital call, our ownership interest in such system may be diluted. Capital calls with respect to such investment interests for the fiscal years ended May 31, 1999, 1998 and 1997 were approximately $0, $787,000 and $2.9 million, respectively. We cannot assure you that we will be able to pay future capital calls when due. We account for these partnerships on an equity basis and, therefore, include our pro rata share of partnership net income in Income from Minority Cellular Investment Interests.

OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY EQUIPMENT FAILURES OR BY NATURAL DISASTERS THAT DISRUPT OUR NETWORK.

     A major equipment failure or a natural disaster affecting any one of our network control centers or certain of our wireless antenna sites or microwave links could have a material adverse effect on our business, prospects, operating results or ability to service our indebtedness.

POSSIBLE HEALTH EFFECTS OF RADIO FREQUENCY EMISSION MAY ADVERSELY AFFECT THE DEMAND FOR CELLULAR TELEPHONE SERVICES.

     Media reports have suggested that certain radio frequency emissions from portable cellular telephones may be linked to cancer and interfere with heart pacemakers and other medical devices. Concerns over radio frequency emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon our business. We cannot assure you that government authorities would not increase regulation of cellular telephones resulting from these concerns or that cellular telephone companies may be liable for costs or damages associated with these concerns.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for each of the five years in the period ended May 31, 1999 was derived from the Company's audited Consolidated Financial Statements. The selected consolidated financial data set forth below for the three months ended August 31, 1999 and 1998 has been derived from the Company's unaudited consolidated financial statements, which in the opinion of management reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of interim data. The following information should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Consolidated Financial Statements and notes thereto, each of which are incorporated herein by reference.


                                   Three Months Ended
                                        August 31,                               Years ended May 31,
                               -----------     -----------    -----------    -----------    ----------    -----------    -----------
                                   1999           1998            1999           1998          1997          1996           1995
                               -----------     -----------    -----------    -----------    ----------    -----------    -----------
                                        (unaudited)
                                                         (dollars in thousands, except per share amounts)

Statement of
Operations Data:
Domestic revenue..............  $   72,519      $   53,902     $  241,902     $  181,502    $  143,317    $   108,110    $   82,651
Puerto Rico revenue...........      44,753          23,544        127,249         54,314         5,895             -             -
                               -----------     -----------    -----------    -----------    ----------    -----------    ----------
Total revenue.................     117,272          77,446        369,151        235,816       149,212        108,110        82,651
Cost of services and
  equipment sold..............      23,304          14,915         72,897         54,818        38,228         26,129        22,152
                               -----------     -----------    -----------    -----------    ----------    -----------    ----------
Gross profit..................      93,968          62,531        296,254        180,998       110,984         81,981        60,499
Selling, general and
  administrative..............      36,042          23,896        112,756         81,790        55,132         34,188        26,055
Depreciation and amortization.      18,984          31,804        114,696        114,194        83,720         70,989        65,642
Recapitalization costs........          -               -          52,831             -             -              -             -
                               -----------     -----------    -----------    -----------    ----------    -----------    ---------
Operating income (loss).......      38,942           6,831         15,971       ( 14,986)      (27,868)       (23,196)      (31,198)
Interest expense--net.........      35,934          11,131         87,693         43,470        31,568         23,799        20,589
(Loss) gain on disposition
  of assets...................          (2)          9,556          8,031              5         3,819          8,310            -
Income from Minority
  Cellular Investment
  Interests(1)................       3,484           3,649         11,502         13,069        15,180         10,473         4,670
                               -----------     -----------    -----------    -----------    ----------    -----------    ----------
Income (loss) before
  income tax expense
  (benefit) and
  minority interest...........       6,490           8,905        (52,189)       (45,382)      (40,437)       (28,212)      (47,117)
Income tax expense
  (benefit)...................         856           3,008         (6,820)       (13,597)       (7,295)       (11,596)      (14,456)
Minority interest in loss
  (income) of
  subsidiaries(2).............          45            (242)           281           (162)         (153)           (15)          (69)
                               -----------     -----------    -----------    -----------    ----------    -----------    ----------
Income (loss) before
  extraordinary item..........       5,679           5,655        (45,088)       (31,947)      (33,295)       (16,631)      (32,730)

Extraordinary loss on
  early extinguishment
  of debt, net of tax.........           -               -        (35,079)             -             -              -             -
                               -----------     -----------    -----------    -----------    ----------    -----------    ----------
Net income (loss)............. $     5,679     $     5,655    $   (80,167)   $   (31,947)   $  (33,295)   $   (16,631)   $  (32,730)
                               ===========     ===========    ===========    ===========    ==========    ===========    ==========
Dividend requirements on
  Preferred Stock............. $         -     $     4,113    $     9,906    $    16,451    $   15,948    $    13,590    $   12,634
                               -----------     -----------    -----------    -----------    ----------    -----------    ----------
Income (loss) applicable to
  common shares............... $     5,679     $     1,542    $   (90,073)   $   (48,398)   $  (49,243)   $   (30,221)   $  (45,364)
                               ===========     ===========    ===========    ===========    ==========    ===========    ==========
Diluted earnings per share:

Income (loss) before
  extraordinary item (3)......  $     0.18     $      0.03    $     (1.20)   $     (0.84)   $    (0.82)   $     (0.51)   $    (0.90)
                               ===========     ===========    ===========    ===========    ==========    ===========    ==========
Extraordinary loss on
  early extinguishment
  of debt(3) ................. $         -     $         -    $     (0.76)   $         -    $        -    $         -     $       -
                               ===========     ===========    ===========    ===========    ==========    ===========    ==========

Net income (loss)
  applicable to
  common shares(3)............ $     0.18      $     0.03     $     (1.96)   $     (0.84)   $    (0.82)   $     (0.51)   $    (0.90)
                               ===========     ===========    ===========    ===========    ==========    ===========    ==========
Weighted average number of
   diluted common shares
   outstanding during the
   period.....................      32,334          57,782         46,032         57,455        59,714         59,222        50,476
                               ===========     ===========    ===========    ===========    ==========    ===========    ==========





                                     As of August 31,                                       As of May 31,
                               -----------     -----------    -----------    -----------    ----------    -----------    -----------
                                   1999           1998            1999           1998          1997          1996           1995
                               -----------     -----------    -----------    -----------    ----------    -----------    -----------
                                                              (dollars in thousands)
Balance Sheet Data:
Total Assets...................$  984,449     $ 850,756       $  986,281     $ 847,417      $ 844,850     $ 785,812     $ 844,384
Long-term Debt................. 1,474,902       500,000        1,459,295       510,000        429,000       350,000       350,000
Redeemable preferred stock              -       193,539                -       193,539        193,539       189,930       176,340
Common stockholders' (deficit)
equity.........................  (595,769)       42,156         (602,978)       40,409        112,882       160,006       188,831

See notes 13 and 14 of the fiscal 1999 consolidated financial statements incorporated herein by reference regarding recent acquisitions and the effect of such acquisitions on the comparability of the historical financial statements of the Company. See Notes 1 and 2 of the fiscal 1999 consolidated financial statements incorporated herein by reference regarding a change in accounting estimate made during fiscal 1999.


(1) Represents our proportionate share of profits and losses based on our interest in earnings of limited partnership controlled and managed by other cellular operators which we account for on the equity method.

(2) Represents the percentage share of earnings of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(3) Years prior of fiscal 1999 have been restated to give effect to the three-for-one stock split distributed on January 13, 1999 in the form of a stock dividend,

                            THE SELLING SHAREHOLDERS

     The shares being offered hereby are being offered on behalf of (i) Allegan Cellular, L.P., a Delaware limited partnership which will receive up to 100,000 shares from us as part of the consideration for our acquisition of the ownership interests in the Allegan partnership that owns the wireless telephone system serving the Allegan, Michigan rural service area and (ii) Integrated Systems, Inc., a Delaware corporation which will receive up to 80,000 shares from us as part of the consideration for our acquisition of all of the issued and outstanding shares of capital stock of Integrated Systems which is engaged in the business of computer systems integration, consulting and sales, information systems consulting, software engineering and internet access and website development and design. The selling shareholders have advised us that they do not own any shares of Class A Common Stock in addition to the shares. The selling shareholders have indicated that they intend to sell the shares at such time or from time to time as they may determine depending on a number of factors including the price of the Class A Common Stock from time to time. The table below sets forth the names and addresses of the selling shareholders and the maximum number of shares that such shareholders will receive from us in connection with the acquisitions described above.

NAME AND ADDRESS                    MAXIMUM NUMBER OF SHARES

Allegan Cellular L.P.                        100,000
c/o Steven G. Kull
7409 Fairfax Road
Bethesda, Maryland  20814

Integrated Systems, Inc.                      80,000
33 Bolivia Street, Penthouse Floor
Hato-Rey
San Juan, Puerto Rico  00918


                              PLAN OF DISTRIBUTION

     The shares are being sold by the selling shareholders for their own account; we will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders are not restricted as to the price or prices at which they may sell the shares or in any other manner with respect to the shares. The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of such shares sold less the aggregate agents' or brokers' commissions and other expenses of issuance and distribution not borne by us. Further, the selling shareholders are not restricted as to the number of shares that may be sold at any one time.

     The selling shareholders, or their pledgees, donees, transferees or other successors, may sell the shares in any of three ways: (1) through broker-dealers; (2) through agents; and (3) directly to one or more purchasers. The distribution of the shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, (B) in transactions otherwise than in the over-the-counter market, or (C) through the writing of options on the shares (whether such options are listed on any options exchange or otherwise). Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensations in the form of discounts, concessions or commissions from the selling shareholders and/or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to a particular broker-dealer might be in excess of those customary in the types of transactions involved).

     In connection with any sales, the selling shareholders and any broker-dealer participating in such sales may be deemed to be underwriters within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealer purchases shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The shares may also be sold pursuant to Rule 145 under the Securities Act.

PROSPECTUS


                         CENTENNIAL CELLULAR CORPORATION

     The Prospectus relates to up to 8,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Centennial Cellular Corp. (the "Company") that may be offered and issued by the Company from time to time in the acquisition of other businesses or properties.

     It is anticipated that such acquisitions will consist principally of the acquisition, directly or indirectly, of entities that have received or may receive from the Federal Communications Commission (the "FCC") a license to provide cellular telephone service. The consideration for such acquisitions will consist of shares of Class A Common Stock, cash, assumption of liabilities or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. It is anticipated that shares of Class A Common Stock issued in any such acquisition will be valued at a price reasonably related to the current market value of the Class A Common Stock, either at the time the terms of the acquisition are tentatively agreed upon or at or about the time of closing or during a specified period prior to delivery of the shares.

     See "Outstanding Securities Covered by this Prospectus" for information relating to the resale pursuant to this Prospectus of shares of Class A Common Stock issued in connection with one or more acquisitions.

     The Class A Common Stock is traded in The NASDAQ Stock Market under the symbol CYCL.

                  --------------------------------------------


      See "Risk Factors" for certain factors that should be considered by prospective investors.

                  --------------------------------------------


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                       COMMISSION PASSED UPON THE ACCURACY
                         OR ADEQUACY OF THIS PROSPECTUS.
                            ANY REPRESENTATION TO THE
                              CONTRARY IS A CRIMI-
                                  NAL OFFENSE.

                  --------------------------------------------

                 The date of this Prospectus is November 1, 1999

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 (together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Stock. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Class A Common Stock and the Company, reference is made to the Registration Statement.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Annual Report on Form 10-K for the fiscal year ended May 31, 1999, the Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1999 and the Current Report on Form 8-K dated November 1, 1999 filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Class A Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO CENTENNIAL CELLULAR CORP. AT 1305 CAMPUS PARKWAY, NEPTUNE, NEW JERSEY 07753, ATTENTION:
CHIEF FINANCIAL OFFICER (TELEPHONE: (732) 919-1000). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION IS TO BE MADE.

                                 USE OF PROCEEDS

     This Prospectus relates to shares of Class A Common Stock which may be offered and issued by the Company from time to time in the acquisition of other businesses or properties. Other than the businesses or properties acquired, there will be no proceeds to the Company from this offering.

                                 DIVIDEND POLICY

     Centennial has not paid any cash dividends on its common stock and currently intends for the foreseeable future to retain all cash inflows generated for use in the Company's business. Centennial is effectively prohibited from paying cash dividends on its common stock by the provisions of the Company's credit facility.



                      PRICE RANGE OF CLASS A COMMON STOCK

     The Class A Common Stock is traded in the NASDAQ Stock Market under the symbol CYCL. The table set forth below lists the high asked and low bid prices for the Class A Common Stock reported by the NASDAQ Stock Market for the fiscal quarters indicated.


                                               High                   Low
1998
         First Quarter                        $6.04                  $4.29
         Second Quarter                        7.04                   5.25
         Third Quarter                         7.38                   6.00
         Fourth Quarter                       11.77                   5.50
1999
         First Quarter                        13.83                  11.21
         Second Quarter                       13.46                   7.33
         Third Quarter                        35.38                  13.17
         Fourth Quarter                       76.75                  30.50
2000
         First Quarter
           (through August 31, 1999)          49.50                  34.88

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of Class A Common Stock. As of October 29, 1999, 31,200,961 shares of Class A Common Stock were issued and outstanding.

     The transfer agent and registrar for the Class A Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

     The Company will distribute annual reports to its stockholders which will contain its financial statements.

                OUTSTANDING SECURITIES COVERED BY THE PROSPECTUS

     This Prospectus may also be used by the persons who receive Class A Common Stock from the Company in connection with acquisitions and who offer such Class A Common Stock for resale under circumstances requiring use of a Prospectus (such persons being referred to under this caption as "Stockholders"); provided, however, that no Stockholder will be authorized to use this Prospectus for any offer of such Class A Common Stock without first obtaining the consent of the Company. In such event, information with respect to the Stockholders will be set forth in a prospectus supplement filed pursuant to Rule 424 under the Securities Act. The Company may consent to the use of this Prospectus for limited period of time by the Stockholders and subject to limitations and conditions that may be varied by agreement between the Company and the Stockholders. Resales of such shares may be made in the over-the-counter market, in private transactions, or pursuant to underwriting agreements.

     Agreements with Stockholders permitting use of this Prospectus for resales may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by the Company; that Stockholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required. The Stockholders may be deemed to be underwriters within the meaning of the Securities Act.

     When resales are to be made through a broker or dealer selected by the Company, it is anticipated that a member firm of the National Association of Securities Dealers, Inc. will be engaged to act as the Stockholders' agent in the sale of shares by such Stockholders. The member firm will be entitled to commissions (including negotiated commissions to the extent permissible). Sales of shares by the member firm may be made over the counter from time to time at prices related to prices then prevailing. Any such sales may be by block trade. Any such member firm may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by such member firm may be deemed to be underwriting discounts and commissions under the Securities Act.

     Upon the Company being notified by a Stockholder that any block trade has taken place, a prospectus supplement, if required, will be filed pursuant to Rule 424 under the Securities Act, disclosing the name of the member firm, the number of shares involved, the price at which such shares were sold by such Stockholder, and the commissions to be paid by such Stockholder to such member firm.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the offering of the Class A Common Stock will be passed upon for the Company by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.